INVESTMENT BANKING GROUP
919 Third Avenue, 6th Fl., New York, NY 10022
Tel: 212.466.7700/800.635.6855
Fax: 212.466.7711
August 9, 2005
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Investors Bancorp, Inc.
Registration Statement on Form S-l (Registration Number 333-125703)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:
     On behalf of Sandler O’Neill & Partners, L.P., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Investors Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 noon on August 12, 2005, or as soon thereafter as may be practicable.

Sincerely,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners Corp.
the sole general partner

By:

Michael Lacovara
An Officer of the Corporation
Sandler O’Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O’Neill & Partners Corp., a New York Corporation.